UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at June 10, 2009

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia Street
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: June 11, 2009

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD ANNOUNCES PROGRESS ON BURNSTONE PROJECT FUNDING

June 10, 2009, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin Gold" or the "Company") (TSX: GBG; NYSE Amex: GBG; JSE: GBG) today announced that it has granted a mandate to Investec Bank Limited ("Investec") for the arranging of project funding for the Company's Burnstone project in South Africa. The facility consists of a ZAR850 million (US$106 million) senior debt facility and a ZAR180 million (US$23 million) standby debt facility to cover potential cost overruns. Significant progress has been made in the finalization of a syndicate of banks for this purpose, with final credit approvals already obtained by some of the envisaged participants and in-principle approvals by the other potential syndicate members.

The facility will have a maximum term of 7 years with capital and interest repayment commencing June 30, 2011. Interest rates are linked to the Johannesburg inter banking borrowing rate ("JIBAR") with a premium of 4.5% above JIBAR post completion and a 5% premium prior to completion.

The Company will enter into a fence structure (zero cost collar) for approximately 300,000 gold ounces (being approximately 20% of Burnstone's production during the loan term) with lenders to provide a cost effective hedging structure required by the facilities.

The Company is required to contribute equity amounting to approximately 55% of the total Burnstone project cost. The estimated required equity contribution by the Company (based on the current project plan) amounts to ZAR1,075 million (US$134 million) of which ZAR560 million (US$70 million) has been spent to March 31, 2009. The Company is required to deposit ZAR180 million (US$23 million) into a standby equity account under the control of the lenders with these funds to be allocated towards cost overruns prior to draw down on the standby debt facility. The Company will also repay the existing ZAR200 million loan facility, as well as accrued interest of approximately ZAR20 million, advanced by Investec in July 2008, for purposes of the Burnstone project. The senior debt facility will be secured by the assets of the Burnstone project, with a completion guarantee to be put in place by the Company.

The facilities are subject to the completion of suitable loan and security documentation, and include conditions precedent usual for project funding of this nature. These conditions precedent include completion of technical and legal due diligence, and an updated and agreed financial model. Technical and legal due diligence is well advanced and it is envisaged that the loan documentation will be concluded prior to June 30, 2009.

Development of the Burnstone project is well underway with multiple access points to the mining blocks currently being established to allow for the build up in reef tonnage available for production in the second half of 2009. The current project schedule indicates June 30, 2010 as the date for mill commissioning and first revenue to be generated in the subsequent months.
Ferdi Dippenaar, President and CEO, commented; "Although the current financial market volatility has had a significant impact on the process to obtain approval for the project funding facility, the returns from the Burnstone project remains extremely positive under the current market conditions. The Burnstone project has been subjected to significant scrutiny by the lenders during their approval process and the Project came out strong on every occasion. This is also testament to the economic robustness of the Project."

Ferdi Dippenaar
President and CEO

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0)11 301 1800
Michael Curlook in North America 1 888 633 9332
Barbara Cano at Breakstone Group in the USA (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.